UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
TRIPLE-S MANAGEMENT CORPORATION
(Name of Issuer)
Class B common Stock, par value $1.00 per share
(Title of Class of Securities)
896749108
(CUSIP Number)
December 6, 2007
(Date of Event which Requires Filing
of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	896749108	Schedule 13G

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) GREENLIGHT CAPITAL, L.L.C. 13-3886851

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a. ☐
	b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	DELAWARE

	5	Sole Voting Power

Number of		517,200

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		517,200

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	517,200

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	3.2%*

12	Type of Reporting Person (See Instructions)

	OO

* See Item 4(b)

CUSIP No.:	896749108	Schedule 13G

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) GREENLIGHT CAPITAL, INC. 13-3871632

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a. ☐
	b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	DELAWARE

	5	Sole Voting Power

Number of		577,300

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		577,300

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	577,300

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	3.6%*

12	Type of Reporting Person (See Instructions)

	CO

* See Item 4(b)

CUSIP No.:	896749108	Schedule 13G

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DME ADVISORS, L.P. 20-1365209

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a. ☐
	b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	DELAWARE

	5	Sole Voting Power

Number of		155,500

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		155,500

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	155,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	1.0%*

12	Type of Reporting Person (See Instructions)

	PN

* See Item 4(b)

CUSIP No.:	896749108	Schedule 13G

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DME ADVISORS GP, L.L.C.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a. ☐
	b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	DELAWARE

	5	Sole Voting Power

Number of		155,500

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		155,500

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	155,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	1.0%*

12	Type of Reporting Person (See Instructions)

	OO

* See Item 4(b)

CUSIP No.:	896749108	Schedule 13G

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DAVID EINHORN

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a. ☐
	b. ☐

3	SEC Use Only

4	Citizenship or Place of Organization

	UNITED STATES

	5	Sole Voting Power

Number of		1,250,000

Shares	6	Shared Voting Power
Beneficially
Owned By		0

Each	7	Sole Dispositive Power
Reporting
Person		1,250,000

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,250,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented By Amount in Row (9)

	7.8%*

12	Type of Reporting Person (See Instructions)

	IN

* See Item 4(b)

CUSIP No.: 896749108	Schedule 13G
Item 1(a) Name of Issuer:
          Triple-S Management Corporation (the “Issuer”)
Item 1(b) Address of the Issuer’s Principal Executive Offices:
          1441 F.D. Roosevelt Avenue
          San Juan, Puerto Rico 00920
Item 2(a) Name of Person Filing:
          This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
          i) Greenlight Capital, L.L.C. (“Greenlight LLC”);
          ii) Greenlight Capital, Inc. (“Greenlight Inc”);
          iii) DME Advisors, L.P. (“Advisors”);
          iv) DME Advisors GP, L.L.C. (“DME GP” and together with Greenlight LLC, Greenlight Inc and Advisors, “Greenlight”); and
          v) Mr. David Einhorn (“Mr. Einhorn”).
          This statement relates to Class B Shares (as defined herein) held for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), and (iv) the managed account for which Advisors acts as investment manager.
          Greenlight LLC is the general partner of Greenlight Fund and Greenlight Qualified. Greenlight Inc acts as the investment advisor for Greenlight Offshore. Advisors serves as investment manager to a managed account. DME GP serves as the general partner of Advisors. Mr. Einhorn is the principal of Greenlight.
Item 2(b) Address of Principal Business Office or, if None, Residence:
          The principal business office of each of the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.
Item 2(c) Citizenship:
          i) Greenlight LLC is a Delaware limited liability company;
          ii) Greenlight Inc is a Delaware corporation;
          iii) Advisors is a Delaware limited partnership;
          iv) DME GP is a Delaware limited liability company; and
          v) Mr. Einhorn is a United States citizen.

CUSIP No.: 896749108	Schedule 13G
Item 2(d) Title of Class of Securities:
          Class B common Stock, par value $1.00 per share (the “Class B Shares”).
Item 2(e) CUSIP Number:
          896749108
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
          This Item 3 is not applicable.
Item 4. Ownership:
Item 4(a) Amount Beneficially Owned:
          As of the date of this filing, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Class B Shares:
i)	Greenlight LLC may be deemed the beneficial owner of 517,200 Class B Shares held for the account of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc may be deemed the beneficial owner of 577,300 Class B Shares held for the account of Greenlight Offshore.

iii)	Advisors may be deemed the beneficial owner of 155,500 Class B Shares held for the account of the managed account for which Advisors acts as investment manager.

iv)	DME GP may be deemed the beneficial owner of 155,500 Class B Shares held for the account of the managed account for which Advisors acts as investment manager.

v)	Mr. Einhorn may be deemed the beneficial owner of 1,250,000 Class B Shares. This number consists of: (A) 517,200 Class B Shares held for the account of Greenlight Fund, and Greenlight Qualified, (B) 577,300 Class B Shares held for the account of Greenlight Offshore, and (C) 155,500 Class B Shares held for the account of the managed account for which Advisors acts as investment manager.
          The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Class B Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account managed by Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.
Item 4 (b) Percent of Class:
          The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of Class B Shares held by each of the Reporting Persons was

CUSIP No.: 896749108	Schedule 13G
16,100,000, which is the number of Class B Shares outstanding as of December 6, 2007, after giving effect to the full exercise of the underwriters’ over-allotment option described in the Issuer’s registration statement on Form S-1/A filed on November 16, 2007 with the Securities and Exchange Commission (the “Registration Statement”), according to the Registration Statement.
          The outstanding Class B Shares represent approximately 50.1% of the Issuer’s share capital. The Issuer also has 16,042,809 previously issued and outstanding shares of Class A common stock, par value $1.00 per share (“Class A Shares” and together with Class B Shares, “Common Shares”), which represents approximately 49.9% of its share capital. Class A Shares are not registered under the Securities Exchange Act of 1934, as amended, nor are they listed on any national exchange. Except for a conversion provision applicable to the Class A Shares and the anti-dilution rights of the holders of Class B Shares (each of which are more fully described in the Registration Statement), the rights of Class A Shares are identical to the rights of Class B Shares. The Reporting Persons do not beneficially own any of the Class A Shares. However, if Class A Shares and Class B Shares were to be treated as a single class, the Reporting Persons, in the aggregate, may be deemed to beneficially own only 3.9% of the Issuer’s Common Shares.
Item 4 (c) Number of shares as to which each such person has voting and dispositive power:
          The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.
Item 5. Ownership of Five Percent or Less of a Class:
          This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
          This Item 6 is not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group:
          This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group:
          This Item 9 is not applicable.
Item 10. Certification:
          By signing below, each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not

CUSIP No.: 896749108	Schedule 13G
acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 896749108	Schedule 13G
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2007	GREENLIGHT CAPITAL, L.L.C.
	By:	/s/ DANIEL ROITMAN
		Name:	Daniel Roitman
		Title:	Chief Operating Officer

GREENLIGHT CAPITAL, INC.
By:	/s/ DANIEL ROITMAN
	Name:	Daniel Roitman
	Title:	Chief Operating Officer

DME ADVISORS, L.P.

By:	DME Advisors GP, L.L.C.,
its general partner

	By:	/s/ DANIEL ROITMAN

Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS GP, L.L.C.,

By:	/s/ DANIEL ROITMAN

Name:	Daniel Roitman
Title:	Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

CUSIP No.: 896749108	Schedule 13G
EXHIBIT INDEX

A.	Joint Filing Agreement by and among Greenlight Capital, L.L.C, Greenlight Capital, Inc., DME Advisors, L.P., DME Advisors GP, L.L.C., and Mr. David Einhorn.